Filed by Chronimed Inc. pursuant to Rule 425
Under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Chronimed Inc.
Commission File Number: 0-19952

This filing relates to a planned merger between MIM Corporation (“MIM”) and Chronimed Inc. (“Chronimed”), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the “Merger Agreement”), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K, filed by Chronimed on August 9, 2004 and is incorporated by reference into this filing.

Forward Looking Statements

This communication may contain statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of MIM and Chronimed and their respective directors and officers with respect to the future operating performance and ability to derive cost reductions, operating efficiencies and synergies. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the periodic filings by MIM and Chronimed with the SEC.

Additional Information About the Merger and Where to Find It

This communication may be deemed to be solicitation material in respect of the merger of MIM and Chronimed. In connection with the planned merger, a registration statement on Form S-4 was filed with the SEC on September 17, 2004. Stockholders of MIM and Chronimed are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the preliminary joint proxy statement/prospectus regarding the merger and the definitive joint proxy statement/prospectus, when it becomes available, because they will contain important information about the Merger. The definitive joint proxy statement/prospectus will be mailed to stockholders of MIM and of Chronimed. Stockholders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, www.sec.gov, from MIM Investor Relations at 100 Clearbrook Road, Elmsford, NY 10523, or from Chronimed Investor Relations at 10900 Red Circle Drive, Minnetonka, MN 55343.

Participants In Solicitation

MIM, Chronimed and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of merger. Information concerning MIM’s participants is set forth in the proxy statement, dated April 23, 2004, for MIM’s 2004 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning Chronimed’s participants is set forth in the proxy statement, dated October 7, 2003, for Chronimed’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of MIM and Chronimed in the solicitation of proxies in respect of the merger is included in the registration statement and preliminary joint proxy statement/prospectus filed with the SEC and will be included in the definitive joint proxy statement/prospectus to be filed with the SEC.

********

M E M O R A N D U M

TO:	All Chronimed and MIM Corporation Employees
FROM:	Henry Blissenbach
DATE:	October 15, 2004
RE:	CHRONIMED CALL CENTER AND FULFILLMENT OPERATIONS

In one of our recent Leadership Announcements, Rich Friedman and I laid out the vision for BioScrip and announced the team that will help lead our new company, as we become a powerful new force in the Specialty Pharmacy industry.

We also told you we would announce, as soon as possible, the first phase of alignment resulting from the integration of Chronimed and MIM Corporation.

Earlier today I met with Chronimed employees who serve our customers in the Call Center and Mail Fulfillment operations, based in our Minnetonka office. I want to share the reason for that meeting with employees of both companies.

Effective mid-March 2005, we will move the Minnetonka Call Center and Fulfillment operations to our facility in Columbus, Ohio.

This has been a very difficult decision, but an essential one, as it will help us realize levels of operational efficiency that could not be achieved with duplicate teams in two locations. That efficiency is critical to our ability to provide better customer service, maintain the lowest possible cost structure and grow our national and local business as BioScrip.

This migration means that approximately 70 positions will be eliminated in Minneapolis. The first phase of that process is scheduled for mid-February and we expect to have it completed about 30 days later. Impacted employees will receive support throughout the transition and will have the opportunity to post for positions in Columbus, other departments in Minneapolis or throughout the MIM network.

As previously stated, no jobs related to the merger will be lost prior to January 1, 2005 either at Chronimed or at MIM.

We appreciate that any time business decisions are made on the scale represented by this merger, people will be personally affected. We are committed to handling any and all transitions with care and professionalism toward all our employees. Earlier, I met with the people that will be impacted by this move and was able to detail the arrangements the company is making to support them over the next several months, as well as to personally answer their questions.

We have committed to keeping an open, honest dialogue with you to minimize the impact the best we can under the circumstances. In return we expect that you will assist in making this a smooth and professional transition period with everyone focused on our customer and everyone available to support each other’s efforts to deliver outstanding service to those who depend on us.